December 11, 2012

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Magnetek, Inc.
Form 10-K for the Transition Period ended January 1, 2012
Filed March 15, 2012
File No. 1-10233

Dear Mr. James:

This letter is in response to your comment letter dated November 28, 2012, regarding your review of Magnetek, Inc.'s (“Magnetek,” the “Company,” or “we”) Form 10-K for the transition period ended January 1, 2012. Your file reference number is provided above.

For ease of reference, we have repeated the Staff's comments in bold text preceding our response to each comment.

Form 10-K for the Transition Period ended January 1, 2012

Item 8. Financial Statements and Supplementary Data

Note 13. Employee Benefit Plans, page 51

1.	Please tell us your accounting policies related to your employee benefit plan including the following:

•
Method of amortizing actuarial gains and losses into income and, if applicable, the use of a corridor approach and the method of calculating the corridor. Refer to ASC 715-30-35-18 to 25 and ACS 715-30-35-24 and 25.

•
Method of calculating the expected return on plan assets using either a calculated value or a fair value and, if calculated value, the method of determining the calculated value. Refer to ACS 715-30-35-51.

Response:

In accordance with ASC 715, actuarial gains and losses are recognized as increases or decreases in other comprehensive income (“OCI”), and the amount recognized in OCI affects future net periodic pension cost through subsequent amortization of the gains and losses. The Company uses the corridor approach as proscribed by ASC 715-30-35-24 to determine the amount of such gains and losses that must be recognized each year. The method of calculating the corridor is based on 10% of the greater of the projected benefit obligation or the market-related value of the plan assets at the measurement date. Gains and losses in excess of 10% of the corridor are amortized on a straight-line basis over the average future life expectancy of the covered group (plan participants) at the measurement date.

The method of calculating the expected return on plan assets uses a fair value of assets at the measurement date.  The expected return on plan assets is calculated by multiplying the weighted assets, considering cash flows in and out throughout the year, by the long-term rate of return assumption.

2.
We note the disclosure regarding how the company determines the expected return on plan assets in the last paragraph on page 52. Please tell us how your rate considered targeted allocations of pension assets and historical data as well as anticipated economic and market conditions. In your response, expand upon the general approach used, the extent to which the overall rate-of-return-on-assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined. Relate the description to the classes of assets shown in your table on page 54. Refer to ASC 715-20-50-1(d)(5)(iii).

Response:

The Company's expected rate of return on plan assets is determined by reviewing past actual investment returns of plan assets, and historical returns of the Company's asset allocation targets. In addition, we review assessments of the current market environment based on a variety of data sources by asset class, including correlations between economic growth, volatility, risk, return rates, interest rates, and inflation, applied to a number of different time periods, seeking time periods that are most representative of current markets. In reviewing these assessments, we rely in part on input from our independent investment manager and our actuary, who provide asset-liability modeling and other advice services which simulate how our assets and liabilities will respond under different investment and interest rate scenarios. These models incorporate our specific liability and cash flow information as well as other factors that influence the pension plan liability and corresponding assets.

In addition, we periodically evaluate actual returns against appropriate benchmarks to determine if return rates were commensurate with expectations.

Based on our analysis of past actual return rates, current and expected asset allocations, and future expectations of asset performance, we estimated our long-term expected rate of return on assets at 8.25% for cost recognition purposes in transition period 2011.

3.	Please reconcile the expected return on plan assets for fiscal year 2010 of 8.5% with the disclosure on page 23 of 9% (see fourth paragraph on that page).

Response:

The disclosure in the fourth paragraph of page 23 contains a typographical error. The expected return on plan assets for fiscal year 2010 was 8.5%, as indicated in footnote 13, and not 9.0% as indicated on page 23. The fourth sentence in the fourth paragraph on page 23 should read: “The expected return on plan assets used in determining pension expense was 8.25% in transition period 2011, 8.5% in fiscal 2011 and 2010, and 9.0% in fiscal 2009.” We would propose that we correct this error in future filings.

4.	We note the disclosures on page 54. Please tell us how you considered the disclosure requirements of ASC 715-20-50-1(d)(1), (3) and (5) (i), (ii) and (iv)(3).

Response:

We considered the disclosure requirements referred to in the comment immediately above, including the overall investment policies, investment objectives, and the investment allocation process in our Form 10-K for the transition period ended January 1, 2012. We used our best judgment in arriving at the nature and extent of our disclosures to enable users of our filings to gain a better understanding of our pension plan. We intend to incorporate some form of the following enhanced disclosures into our future filings to better meet the requirements of ASC 715.

The management of our pension plan will remain in compliance with all provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Investment Advisers Act of 1940, and other applicable laws.

The primary objective of the Magnetek pension plan is to provide a source of retirement income for the plan participants and beneficiaries. The primary objective of the Company's investment policy is to maximize the funded status of the plan based on a long-term investment horizon. Our long-term strategic investment objectives take into consideration a number of factors, including the funded status of the plan, the plan's projected liquidity needs, the demographics of the plan's participants, and a consideration of the probability and duration of investment losses weighed against the potential for long-term appreciation of assets.

To assist us in meeting these objectives, the Company retains an independent investment manager to manage the assets of the plan in accordance with our investment policy. The investment manager monitors asset allocations and investment performance, and provides performance reports to management of the Company as least quarterly, and to the Company's Retirement Plan Committee at least semi-annually.

The Company's investment policy establishes asset allocation targets (guidelines) for each primary asset class. The asset allocation targets per our most recently adopted investment policy statement are as follows:

Asset Class	Target Allocation
Equity	45% to 65%
Fixed income	15% to 30%
Alternative investments	20% to 40%
Cash	0% to 5%

Investments are diversified within assets classes with the intent of minimizing the risk of large losses to the plan. Rapid unanticipated market shifts or changes in economic conditions may cause the asset mix to fall outside of the target allocations. Generally these divergences should be of a short-term nature, and rebalancing of assets may be necessary.

Asset Classes

The U.S equity holdings portion of the portfolio consists primarily of equity securities or mutual funds of companies listed on registered exchanges or actively traded in the over-the-counter markets. International equity holdings consist primarily of equity securities of non-U.S. issuers purchased in foreign markets, on U.S. or foreign exchanges, or the over-the-counter markets. The strategy for equity holdings is to provide opportunities to earn higher rates of return than with fixed income investments, while minimizing concentrations of risk by investing in a diversified mix of companies and industries worldwide, with varying market capitalization levels, growth and value profiles, fund types, and fund managers.

Core fixed income holdings include fixed income securities rated investment grade or better, such as bonds and debentures issued by domestic and foreign private and governmental issuers, as well as high yield fixed income securities rated below investment grade. The fixed income investment strategy includes longer term maturities which match longer duration pension liabilities, and also includes the higher yield alternatives which are shorter in duration and allow for higher potential returns.

The emerging market debt portion of the portfolio consists primarily of debt securities rated below investment grade of government and corporate issuers in emerging market countries and of entities organized to restructure outstanding debt of such issuers. The primary strategy for investing in emerging market debt is to provide opportunities to earn higher returns than core fixed income.

Limited partnership holdings consist primarily of investments in hedge funds and private investment funds. The portfolio may be allocated across several hedge fund styles and strategies, and may include equity securities, debt securities, asset-backed securities, exchange-traded funds, and derivatives. Investments in limited partnerships provide opportunities to earn above market returns.

Fair Value Hierarchy

The Company uses the market approach in determining the fair value of pension assets, which uses observable prices and other information generated by market transactions involving identical or comparable assets.

Valuation of Level 1 assets reflect quoted closing market prices from the exchanges where the securities are actively traded. Cash is valued at cost, which approximates fair value.

Level 2 assets are valued using observable inputs for similar assets in active markets, or identical assets in inactive markets. Debt securities categorized as Level 2 assets are generally valued based on independent broker/dealer bids or by comparison to other debt securities having similar durations, yields and credit ratings.

Level 3 assets are fund investments in private companies, and are valued using entity-specific inputs, including discounted cash flow analysis, earnings multiple approaches, recent transactions, volatilities, and other factors.

Signatures, page 63

5.	It appears that the registrant did not sign the filing, as required. Please amend to include the signature of the registrant.

Response:

Magnetek notes the registrant's signature on page 63 of Form 10-K was inadvertently omitted immediately below the statement “…the Registrant has duly caused this report to be signed on its behalf….” We undertake and assure the Commission that all future filings of Form 10-K will include the signature on behalf of the registrant immediately following the relevant statement.

The Commission no doubt recognizes that the Signatures reflected on page 63 of the Form 10-K filing for the transition period filed March 15, 2012 included all the members of Magnetek's Board of Directors as well as Magnetek's principal executive officer, principal financial officer, and principal accounting officer.

Based upon the foregoing, Magnetek requests the Commission consider waiving any requirement to file an amended Form 10-K. In the event the Commission declines to do so, Magnetek requests the Commission approve an abbreviated or short Form 10-K/A filing for the purpose of providing the signature of the registrant on the Signatures page. Magnetek would propose the Form 10-K/A consist of the following in accordance with Rule 12b-15:

1.	the cover page indicating that it is an amendment (Form 10-K/A);

2.	an explanatory note indicating why the amendment is being filed;

3.	the signature page for the filing;

4.	the revised Signatures page (page 63);

5.	the exhibit index;

6.	the new Section 302 certifications (limited to paragraphs 1 and 2); and

7.	the new Section 906 certification.

In connection with this response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response, please contact me.

Sincerely,

/s/ Marty J. Schwenner

Marty J. Schwenner
Vice President and Chief Financial Officer
Magnetek, Inc.

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